SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: November 2004                 Commission File Number:   1-9059

                            BARRICK GOLD CORPORATION
                              (Name of Registrant)

                          BCE Place, Canada Trust Tower
                                   Suite 3700
                          161 Bay Street, P.O. Box 212
                                Toronto, Ontario
                                 Canada M5J 2S1
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              Form 20-F                       Form 40-F  X
                        ---                             ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

              Yes                            No  X
                  ---                           ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                           INCORPORATION BY REFERENCE


The Material Change Report dated November 16, 2004 (Exhibit 1 of this Form 6-K Commission File No. 1-9059) furnished to the Commission November 16, 2004, is incorporated by reference into the Registrant's registration statement on Form F-3 (No. 333-14148).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             BARRICK GOLD CORPORATION



Date: November 16, 2004                 By:  /s/ Sybil E. Veenman
                                           -------------------------------------
                                           Name:  Sybil E. Veenman
                                           Title: Vice President, Assistant
                                                  General Counsel and
                                                  Secretary

                                     EXHIBIT

        Exhibit        Description of Exhibit
        -------        ----------------------

           1           Material Change Report dated November 16, 2004